Mail Stop 4561

January 14, 2010

Nicole Leigh
President
Zaldiva, Inc.
331 East Commercial Blvd.
Ft. Lauderdale, FL 33334

> **Re: Zaldiva, Inc.**
> **Item 4.02 Form 8-K**
> **File No. 000-49652**

Dear Ms. Leigh:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief